UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2006

ACCO BRANDS CORPORATION
(Exact name of registrant as specified in its charter)

_____

Delaware	**001-08454**	**36-2704017**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 Tower Parkway	**60045**
Lincolnshire, IL 60069	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(847) 484-4800**

Not Applicable
(Former name or former address, if changed since last year)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On February 28, 2006 and March 1, 2006, the compensation committee of the board of directors and the board of directors of ACCO Brands Corporation (the "Company") took the following actions with respect to the executive officers expected to be "named executive officers" in the Company's 2006 proxy statement:

Base Salary Adjustments

The following base salary adjustments, which reflect increases from the 2005 base salaries for the officers listed below, are effective as of April 1, 2006:

Name and Title	Base Salary
Boris Elisman, President-Kensington Computer Accessories	$335,000
John Turner, President-Industrial Print and Finishing Group	$325,000

The base salaries for the Company's other named executive officers for 2006 will remain at the previously approved 2005 levels until further action by the compensation committee.

2005 Cash Bonuses

The following cash bonuses were approved pursuant to the Company's Annual Executive Incentive Compensation Plan (the "Incentive Plan") for 2005 performance:

Name and Title	Amount
David D. Campbell, Chairman, President and Chief Executive Officer	$106,328
Dennis L. Chandler, President and Chief Operating Officer, Office Products Group	$46,945
Neal V. Fenwick, Executive Vice President and Chief Financial Officer	$42,865
Boris Elisman, President-Kensington Computer Accessories	$229,698

2006 Performance Targets Under the Annual Executive Incentive Compensation Plan

The board of directors approved 2006 performance targets for awards under the Incentive Plan. Named executive officers will be eligible for cash awards upon the achievement of performance targets based on the Company's adjusted operating income, asset management, gross margin dollar growth and other financial targets. For 2006, a target bonus of 90% of base salary was set for Mr. Campbell, and targets ranging from 40% to 65% of base salary were set for the other named executive officers. Final bonus amounts remain subject to increase or decrease at the discretion of the board of directors or compensation committee, provided that no award may be increased by more than twice the target bonus amount.

Awards Under the 1995 ACCO World Corporation Long-term Incentive Plan

The compensation committee approved the termination of the ACCO World Corporation Long-term Incentive Plan for Key Employees (the "Terminated Plan") and, in connection with the termination, approved modifications to long-term incentive awards previously granted, earned and accrued under the Terminated Plan. For previously granted awards for the 2004-2006 performance cycle under the Terminated Plan, the cash values of such awards have been fixed based upon the achievement of performance measures in the first two years of the 2004-2006 performance cycle. For the named executive officers listed below, such awards will be paid in the first quarter of 2007 subject to the named executive officer's continued employment through December 31, 2006.

Name and Title	Amount
David D. Campbell, Chairman, President and Chief Executive Officer	$333,500
Dennis L. Chandler, President and Chief Operating Officer, Office Products Group	$111,389
Neal V. Fenwick, Executive Vice President and Chief Financial Officer	$100,050
Boris Elisman, President-Kensington Computer Accessories	$69,638

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ACCO BRANDS CORPORATION
(Registrant)

By: /s/ Steven Rubin
_____

    Name: Steven Rubin
    Title: Senior Vice President, Secretary and General Counsel


Date: March 6, 2006